Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2008	2007	2008	2007
Basic
Earnings:
Net income attributable to common shareholders	$5,640	$3,612	$9,963	$7,235

Shares:
Average common shares outstanding	8,225	8,118	8,208	8,066

Basic earnings per common share	$0.69	$0.44	$1.21	$0.90

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$5,640	$3,612	$9,963	$7,235

Shares:
Average common shares outstanding	8,225	8,118	8,208	8,066
Potentially dilutive common shares outstanding	529	518	556	523
Diluted average common shares outstanding	8,754	8,636	8,764	8,589

Diluted earnings per common share	$0.64	$0.42	$1.14	$0.84

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.